Exhibit 99.2

**JOHN D. GOTTWALD**
1100 Boulders Parkway
Suite 101
Richmond, VA 23225

January 14, 2026

**AN OPEN LETTER TO THE BOARD OF DIRECTORS**
**OF TREDEGAR CORPORATION**

Dear Board of Directors:

As highly as I think of Bapi DasGupta, the newly appointed CEO of Tredegar, the only solution I can see for Tredegar that is in the best interests of its shareholders is to sell the two businesses and cease being a public company.

Tredegar was formed as a holding company in 1989 for various Ethyl Corporation businesses. Over recent years, it has exited Terphane, Personal Care Films, Bright View Technology and its investment in kaleo, Inc., and shut down the company's sole technical center. Today, there remain only two wholly unrelated businesses—Bonnell (aluminum extrusions) and Surface Protection Films. Neither has operations in Richmond, and there are no synergies between the two businesses. The public company holding company structure imposes a high cost burden—the external and internal (both direct and much less understood indirect) costs of compliance with SEC reporting, proxy, SOX and stock exchange requirements, the burden of added senior management, corporate staff and a board of directors and the expense of maintaining the Richmond headquarters. These expenses have continued to grow (including annual increases for senior executive salaries), while the stock price has declined. TG's stock price was $18.38 nearly five years ago and shareholders were receiving $.12/share in quarterly dividends. The stock price as of yesterday was $7.60, and has not been above $10 for almost three years. The dividend was discontinued in 2023. In contrast to this 59% decline, the S&P 500 is up 82% over the same period. There are no changes Bapi can institute in terms of strategy, morale, cost-cutting, operational focus or re-branding that can counteract the downward pressure of these already very high and ever-growing and non-value added costs of maintaining this micro-cap company as a public company.

The obvious solution is to first sell films, and then merge Tredegar with a purchaser of the aluminum business. Employees and customers should benefit as well, with the purchasers bringing financial strength, enhanced knowledge and greater focus to these businesses, and shareholders would greatly benefit from having their capital returned to them to invest in more productive opportunities. Maintaining the status quo while waiting for the optimal time to sell, which may never appear, will simply result in the further erosion of shareholder value and I will continue to vote against the board until you take appropriate action.

I encourage other shareholders to express their views to you as well.

John D. Gottwald